

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Eric d'Esparbes
Chief Financial Officer
Progenity, Inc.
4330 La Jolla Village Drive, Suite 200
San Diego, California 92122

   **Re:  Progenity, Inc.**
     **Draft Registration Statement on Form S-1**
     **Submitted November 10, 2020**
     **CIK No. 0001580063**

Dear Mr. d'Esparbes:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Courtney Lindsay at (202) 551-7237 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences